Filed by Greenlane Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: KushCo Holdings, Inc.
Commission File No.: 000-55418

Greenlane Holdings, Inc. posted a link to the following article on its LinkedIn account:

Marijuana giants Greenlane, KushCo to merge in all-stock deal

Two of the marijuana industry’s biggest ancillary companies, Greenlane Holdings and KushCo Holdings, entered into an all-stock merger agreement.

Under terms of the deal, KushCo, based in Garden Grove, California, will become a wholly owned subsidiary of Boca Raton, Florida-headquartered Greenlane, according to a news release.

The transaction is expected to close in the late second quarter or early third quarter of 2021.

KushCo’s stockholders will receive approximately 0.2546 shares of Greenlane Class A common stock for each share of KushCo common stock they own, according to the release.

That arrangement is expected to result in Greenlane stockholders owning roughly 50.1% of the combined company’s common stock and KushCo stockholders owning approximately 49.9%.

The combined company, which will be named at a later date and be based in Boca Raton, is expected to generate pro forma revenue of $310 million-$330 million for the year ended December 31, 2021, the release noted.

Nick Kovacevich, co-founder, current chair and CEO of KushCo, will serve as chief executive of the combined company.

Greenlane co-founders Aaron LoCascio and Adam Schoenfeld will serve as president and chief strategy officer, respectively, and Greenlane’s chief financial officer, Bill Mote, will retain that role with the combined company.

The combined company plans to sell:

•	Consumption devices.

•	Vaporizers and accessories.

•	Supplies and child-resistant packaging.

•	Rolling papers and wraps.

•	Complementary solvents and natural products.

KushCo laid off 49 employees in March 2020, citing the COVID-19 pandemic.